UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            NEW WAVE WINDMILLS CORP.
             (Exact Name of Registrant as Specified in Its Charter)

           Ontario, Canada                                          None
           ---------------                                          ----
   (State or Other Jurisdiction of                              (IRS Employer
   Incorporation or Organization)                            Identification No.)


                      121 South Gordon Road, Navarro Isle,
                            Ft. Lauderdale, FL 33310
                ----------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (954) 581-4260
                 -----------------------------------------------
                (Registrant's Phone Number, Including Area Code)

                                    Copy to:
                              Hank Vanderkam, Esq.
                             Vanderkam & Associates
                             1301 Travis, Suite 1200
                                Houston, TX 77002
                               Phone 713-547-8900
                             Facsimile 713-547-8910

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                               Common stock no par

                                      Index

                                                                     Page No.

Description of the Business                                             3
Management's Discussion and Analysis or Plan of Operation               5
Description of Property                                                 9
Security Ownership of Certain Beneficial Owners & Management            9
Directors, Executive Officers, Promoters and Control Persons            9
Executive Compensation                                                 10
Certain Relationships and Related Transactions                         11
Description of Securities                                              11
Market Price and Dividends on Registrants Common Equity and Other
Shareholder Matters                                                    12
Legal Proceedings                                                      12
Changes in and Disagreement with Accountants                           13
Recent Sales of Unregistered Securities                                13
Indemnification of Officers and Directors                              13
Index to Financial Statements                                          16
Exhibits                                                               17
Description of Exhibits                                                17
Signatures                                                             17

                                     Part I

                             Description of Business

The Company was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc., and became a wholly-owned subsidiary of First Canada American Holding Corporation ("First Canadian"). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, the Company began discussions with Global Airline Services, Inc. ("Global") of Fort Lauderdale, Florida concerning a possible acquisition. On October 1, 2003, the Company acquired all of the issued and outstanding shares of Global in exchange for 14,000,000 shares of the Company's common stock. In anticipation of this acquisition, the Company's shareholders voted to approve a change in the Company's name to Air Charter Express, Inc. and a change in the Company's domicile from Province of Ontario to the State of Nevada. The implementation of these changes is presently going through the regulatory process and should be completed by December 31, 2003. Prior to the acquisition of Global, the Company had no business operations.

Global Airline Services, Inc. was incorporated under the laws of the State of Delaware on December 19, 1996. Its principal business is providing charter aviation brokerage services principally in the college athletic charter market. In addition, Global operates ethnic travel flights to the Dominican Republic, Puerto Rico and Trinidad. Global plans on expanding its ethnic services to Haiti, Guatemala, Venezuela, and Guyana in the near term. Discussions are also under way for long term charter programs to central Asia and other destinations in the Pacific Rim.

Because Global is a charter brokerage company, it does not bear the fixed cost of owning its own airplanes. Accordingly, depreciation, high lease payments and other costs that are a dragged on many aviation companies do not affect Global. Global does not charter an aircraft unless it has a customer for that plane. All monies from the end user are received prior to the planned charter trip thereby eliminating receivables.

The College Athletic Charter Market

There are approximately 110 colleges that participate in division 1-A football and another 40 colleges that participate in division 2-A football that have the ability or necessity to charter aircraft to transport their players, coaches, and related personnel to away football games. Currently, the Company arranges for air transportation for approximately thirty of these schools, providing a dependable client base for the Company. The Company also has contracts with other colleges and universities for the transportation of men and/or women's basketball teams, bring the total number of colleges and universities served to approximately fifty-five and the Company also arranges for charter service to fly alumni to bowl games at the end of the season.

With additional capitalization, the Company believes there is opportunity for substantial additional growth. By hiring personnel the Company believes that it will have the capability to handle the entire air travel program for college and universities not just their sports teams. The Company also plans on expanding the services by providing a complete travel solution that would include hotels, ground transportation, catering and other ground services.

The principal advantage of dealing with the college athletic market is that client schedules are known well in advance of and revenues can be forecast with reasonable certainty. By having a reasonable state of predictable revenue stream and not having the large fixed cost of owning the aircraft, the Company will be able to expand its operations with limited additional resources.

The Ethnic Charter Market

Scheduled airlines do not have the capacity to handle the spikes in airline traffic during peak ethnic travel periods such as Christmas or during festivals. For example, an airline may have ten flights a week to Brazil, but during Carnival season, there may be a need for fifty flights per week. Charter airlines and chartered aircraft fill that need. When all the differing ethnic markets and related holidays and observances are considered, the potential for the ethnic charter airline market is very large. With additional capital, Global also intends to develop this market.
Package Tours

Global also arranges charter air services for various package tours particularly, the high end of the package tour market. These services generally coincide with school holidays such as Christmas or Spring break. Although this is a relatively small segment of our business, it has been highly profitable and continues to grow as more tour operators become familiar with or service.

Business Development

There are five markets that the Company has targeted to expand its operations. They arte the following:

.. High End package tour market . Ethnic markets . Colleges and Universities . Casino Markets . Power by the hour

High End Package Tour Market

Although the Company has operations in the market, its market penetration has been minimal. Many tour operators do not have sufficient sales of any package tours to fill an aircraft. Accordingly, they often book their tour group on a scheduled airline. By being able to put groups from several tour operators on a single flight to a common destination, or destinations in the same general vicinity (e.g. Aspen and Park City), the Company is able to provided chartered aircraft to a tour operator at a reduced price. The Company believe that the market offers significant growth potential as well as good margins.

Ethnic Markets.

The Company presently provides air charters to the Dominican Republic, Puerto Rico, and Trinidad, principally during the Christmas holidays, Carnival (Mardi
Gras) and summer vacation. With additional capital and personnel, the Company will be able to provide the same service to the Haiti, Guatemala, Venezuela, and Guyana and later to areas in the Pacific.

Colleges and Universities

While we currently serve a number of Colleges and Universities, our penetration of this market has only been nominal. With additional capital and personnel, we will be able to call on additional institutions and get on their bid lists. Furthermore, with additional personnel, we will be able to provide a complete package of services, including hotels, ground transportation and meals and provide services for college and university travel needs other than just those for the sports teams.

Casino Markets

The Company has just begun to develop the casino market. This market is for casinos in cities (other than Las Vegas) where air service is limited. By working with casino owners and operators in secondary cities with limited air service, the Company hopes to develop a new market for charter airline services. The Company believes that this has the potential to become a significant market as it is not seasonal and there are a significant number of casinos located where there are limited scheduled air services.

Power by the Hour

Power by the hour is where an aircraft is leased on a medium term basis. (e.g. - three months) with a minimum usage quarterly as opposed to the chartering of an aircraft for a single round trip. Under such a arrangement, the Company would have scheduling control of the aircraft but would operate under someone else's "Certificate of Public Convenience and necessity." (a license to operate air services) This would provide the Company with aircraft availability scheduling, flexibility, particularly for charters needed on a short notice basis, and reduce the overall cost. This option, however, would only be available if the Company is able to raise additional capital to guaranty performance under such a contract.

Employees

The Company has two full-time employees. The Company also hires contract labor as the need arises.

Competition

The principal competitors of the Company are:

.. Charter Services International- Albuquerque, NM . Air Denver Group- Denver, Co. . Air Charter Team - Kansas City Mo. . Air Planning- Massachusetts
..  Flightserve-   Atlanta, GA
..  Group Desk of Scheduled Airlines

Marketing

The Company's marketing consists of the following:

.. Flyers to travel agencies . Advertising in certain industry publications . Cold calling to get on bid lists . Ethnic market networking

With additional capital, the Company would add full-time sale personnel.

Type of Aircraft Chartered

.. Boeing 737 series . Boeing 727 . D-C 9 series

The aircraft are generally chartered on a CAMI or CAMIF basis (C-crew A-aircraft, M-maintenance, I- insurance and F- fuel) whereby the owner of the aircraft provides the CAMI OR CAMIF.

           Management's Discussion and Analysis or Plan of Operations

History and Development of the Company

The Company was incorporated under the laws of the Province of Ontario, Canada on September 19, 2002 under the name of New Wave Windmills, Inc. and became a wholly-owned subsidiary of First Canada American Holding Corporation ("First Canadian"). On June 30, 2003, the Company was spun-off from First Canadian and its shares were distributed to the shareholders of First Canadian. Following the spin-off, the Company began discussions with Global Airline Services, Inc. ("Global") of Fort Lauderdale, Florida concerning shares of Global in exchange for 14,000,000 shares of the Company's common stock. In anticipation of this acquisition, the Company's shareholders voted to approve a change in the Company's name to AirCharter Express, Inc. and a change in the Company's domicile from Province of Ontario to the State of Nevada. The implementation of these changees is presently going through the regulatory process and should be completed by December 31, 2003. Prior to the acquisition of Global, the Company had no business operations.

Global Airline Services, Inc. was incorporated under the laws of the State of Delaware on December 19, 1996. Its principal business is providing charter aviation brokerage services principally in the college athletic charter market. In addition, Global operates ethnic travel flights to the Dominican Republic, Puerto Rico and Trinidad. Global plans on expanding its ethnic services to Haiti, Guatemala, Venezuela, and Guyana in the near term. Discussions are also under way for long term charter programs to central Asia and other destinations in the Pacific Rim.

Because Global is a charter brokerage company, it does not bear the fixed cost of owning its own airplanes. Accordingly, depreciation, high lease payments and other costs that are a dragged on many aviation companies do not affect Global. Global does not charter an aircraft unless it has a customer for that plane. All monies from the end user are received prior to the planned charter trip thereby eliminating receivables.

Critical Accounting Policies

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experience combined with management's understanding of current facts and circumstances. Certain of the company's accounting policies are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgement on the part of management.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following criteria accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements:

The acquisition of Global is considered a reverse take over for financial reporting purposes. Accordingly, the financial information presented is that of Global as the Company had no business operations prior to its acquisition of Global.

Recognition of Income. Deposits for any travel arrangements received by the Company for any contracted tour are recorded as deferred revenue when received. Deposits are recognized as income along with the remaining contract proceeds when the flight occurs. When the company signs a contract for a tour, the company must contract with an air carrier for the use of an airplane on that specific date. The deposits with the air carrier are also non-refundable, therefore, in accordance with the terms of the tour contract, all deposits are non-refundable. Deposits with the air carriers are recorded as a deferred expense until such time as the flight occurs.

Use of Estimates. The process of preparing financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect the record amounts of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equipment and Depreciation. The Company records its equipment at cost and uses the straight line method of computing depreciation based upon estimated useful lives ranging from five to seven years. The Company uses the same depreciation methods and rates for both tax and financial reporting purposes.

Income Taxes. The provision for income taxes includes the tax effects of transactions resported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset represents the future tax return consequences of a net operating loss carryover and temporary timing difference in recognizing bad debt expense for book and tax purposes.

Advertising Costs.  Advertising costs are charged to operations when incurred.

Selected Financial Data:


                                     Nine Months Ended September
                                             30,                Years Ended December 31,
Statement of Operations:            2003            2002          2002           2001
                                    ----            ----          ----           ----

Revenues - fees                   2,443,272       2,842,046    4,762,144       2,966,898
Cost of revenue                   1,978,801       2,111,113    4,021,986       2,474,344
                                  ---------       ---------    ---------       ---------
Gross profit                        464,471         730,933      740,158         492,535
Operating expenses                  282,041         318,045      466,329         637,561
                                    -------         -------      -------         -------
Income (loss) from operations       182,430         412,888      273,829       (145,026)
Other income (expense)                    -               -        7,664           1,918
Income taxes (benefit)               59,000         269,888       96,600       (173,351)
                                     ------         -------       ------       ---------
Net income                          123,430         277,552      184,893          30,243

Balance Sheet Data:                                 9-30-03     12-31-02        12-31-01
Working capital (deficit)                          (244,322)    (359,525)       (535,811)
Total assets                                        312,020       84,657         190,073
Long-term debt                                     (242,976)       6,881          15,488
Shareholder equity (deficit)                       (288,176)    (366,406)       (551,299)


The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements attached hereto.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Revenue. Revenues for the nine months ended September 30, 2003 decreased by $398,774 or 14% to $2,443,272 from $2,842,046 for the corresponding period of the prior year. This decrease in revenues resulted from cancelled flights in the current period because of a combination of the SARS scare, the IRAQ war and bad weather in the Northeast.

Cost of Revenue. Cost of revenue represents the cost of chartering aircraft. The cost of revenue decreased by $132,312 or 6.3% to $1,978,801 from $2,111,113 from the corresponding period of the prior year. A reduction in the cost of revenues is attributable to a decrease in overall revenues. Cost of revenue is a percentage of revenue increased by 5.80 basis points to 80.1% for the nine months ended September 30, 2003 compared to 74.3% for the corresponding period of 2002. The increase in the cost of goods sold is a percentage of revenue is attributable to a substantial increase in the price of jet fuel during the period around the IRAQ war and the strikes in Venezula which the Company was unable to pass on to its customers.

General and administrative expenses. General and administrative expenses decreased by $36,004 or 11.3% to $282,041 for the nine months ended September 30, 2003 from $318,045 for the corresponding period of the prior year. The decrease is attributable to reduce payroll and payroll benefits, customer service fees and professional fees which was partially offset by an increase in other expenses.

Income Taxes. Income tax expense for the nine months ended September 30, 2003 was $59,000 or 30% of pre-tax income. This compares with income tax expense of $143,000 or 34.6% for the nine months ended September 30, 2002. The reduced amount of income tax expense is attributable to reduced earnings for the current period and the reduced percentage results because a quarter percentage of the earnings is taxed at a lower rate because of the graduated nature of the corporate income tax.

As a result of the foregoing, the Company reported net income of $123,430 for the nine months ended September 30, 2003 compared to net income of $277,552 for the nine months ended September 30, 2002.


Liquidity and Capital Resources

As of September 30, the Company had cash of $233,720 and a deficit in working capital of $244,322. This compares with cash of $5,082 and a deficit in working capital of $362,146 as of December 31, 2002.

For the nine months ended September 30, 2003 the Company had net cash flows provided by operating activities of $173,550. This compares with net cash flows provided by operating activities of $347,794 for the nine months ended September 30, 2002. This decrease resulted from decreased earnings and changes in the current accounts.

Cash flows from financing activities totaled $55,088 for the nine months ended September 30, 2003. This compares with cash flows used in financing activities of $220,967 for the nine months ended September 30, 2002. This change resulted from a net increase in loans from shareholders.

There were no cash flows from investing activities from either period.

Years Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues. Revenues for the year ended December 31, 2002 increased by $1,795,246 or 60.5% to $4,762,144 from $2,966,879 for the year ended December 31, 2001. The increase in revenue resulted because of additional advertising to travel agents which produced additional revenue from tours.

Cost of Revenue. Cost of revenue represent the cost of chartering aircraft. Cost of revenue increased by $1,547,642 or 62.5% to $4,021,986 from $2,474,344 for the year ended December 31, 2001. Cost of revenue as a percentage of revenue increased by 1.05 basis points to 84.45% for the year ended December 31, 2002 from 83.4% for the year ended December 31, 2001. The increase in the cost of goods sold is attributable to the increase in revenues. The increase in the cost of goods sold as a percentage of revenue is attributable to additional charges because of the mix of the aircraft.

General and Administrative Expenses. General and administrative expenses decreased by $171,232 or 26.9% to $466,329 for the year ended December 31, 2002 from $637,561 for the year ended December 31, 2001. The decrease in general and administrative expenses is principally due to the absence of a bad debt expense in the current year compared to bad debt expense of $192,778 for the year ended December 31, 2001. This was partially offset by small increases in customer service fees, rent, professional fees and miscellaneous expense but a decrease in interest expense.

Other Income. Other income totaled $0 for the year ended December 31, 2002 compared to $1,918 for the year ended December 31, 2001 other income for the year ended December 31, 2001 was entirely from interest income.

Income Taxes. Income tax expense for the year ended December 31, 2002 totalled $96,600. For the year ended December 31, 2001, there was an income tax benefit of $173,351 from the carry back of the net operating loss. The Company has a net operating loss carry over as of December 31, 2002 of approximately $260,000.

As a result of the foregoing. The Company reported net income of $184,893 for the year ended December 31, 2002 compared to net income of $30,243 for the year ended December 31, 2001.

Liquidity and Capital Resources

As of December 31, 2002, the Company had cash of $5,082 and a deficit in working capital of $362,146. This compares with cash of $13,304 and a deficit in working capital of $570,779 as of December 31, 2001.

For the year ended December 31, 2002, the Company had cash flows provided by operations of $212,147. This compares with cash flows provided by operations of $98,560 for the year ended December 31, 2001. This increase resulted from increased earnings which was partially offset by a decrease in current liabilities.

For the year ended December 31, 2002, the Company used $159 in investing activities. This compares with the use of $3,940 used in investing activities for the year ended December 31, 2001. All of the funds in both periods were used for equipment purchases.

Cash flows used by financing activities totaled $220,210 for the year ended December 31, 2002 and $219,168 for the year ended December 31, 2001. The net funds used by financing activities in both years resulted from the repayment of loans.

Historically, the Company has financed its operations from earnings and borrowings from its principal shareholders. While such sources of capital have kept the company operational, it has significantly hindered its ability to grow. Therefore, unless the company is able to sell its shares to raise capital, or obtain third party borrowing sources, it will be unable to fully implement its business plan.

                             Description of Property

The company does not own any property. It leases its office space which is located at the personal residence of the principal shareholder of the Company under a month to month lease. Rental expense for the years ended December 31, 2001 and 2002 were $33,045 and $45,332, respectively. There is no written lease agreement.

         Security Ownership of Certain Beneficial Owners and Management

Following the acquisition of Global Airlines Services, Inc. the company has 20,000,000 shares issued and outstanding. The following table sets out as of October 1, 2003, the beneficial ownership of shares of the Company's common stock of each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's common stock and all officers and directors of the company. The company has only one class of stock outstanding and all shareholders have equal per share voting rights.

                                      Amount & Nature of
Name                                  Beneficial Ownership       Percentage
----                                  --------------------       ----------
Harold J. Pareti                      12,600,000                 63.0%
Sharon L. Thompson                    700,000                    3.5%
Matt Gilleo                           700,000                    3.5%

          Directors, Executive Officers, Promoters and Control Persons

The executive officers and directors of the company as of September 30, 2003 are as follows:

       Name              Age                      Position
       ----              ---                      --------
Harold J. Pareti         55      President, Chief Executive Officer & Director
Sharon L. Thompson       53      Secretary /Treasurer, Chief Financial Officer
                                 and Director
Matt Gilleo              50      Director

Information on the business and work experience of our Directors is set out below:

Harold J. Pareti. Mr. Pareti has an extensive background in the avitiation industry. From 1973 through 1976 he was assistant general counsel for the United States Civil Aronautics Board. From 1976 to 1980 he handled government compliance for Texas International Airlines (now Continental Airlines). From 1980 to 1985 he served as President, Chief Operating Officer and General Counsel for People Express Airlines Inc. From 1985 to 1990, he was the Chairman of the Board, President and Chief Executive Officer of Presidential Airways, Inc. a United Express affiliate. From 1990 to the present he has been the President of Global Airline Services, Inc. and its predecessor. Mr. Pareti has a B.A. in Political Science from the University of Pittsburgh, a J.D. from the New England School of Law and a LLM in Economic Regulation from George Washington University.

Sharon L. Thompson. Ms. Thompson was the owner /operator of Atlantic Radio Telephone from 1973 to 1982 a marine electronics company where she handled administrative affairs. Following the sale of her interest in Atlantic Radio Telephone in 1982 she was the owner/operator of Electronics for Yachting where she also handled administrative matters until 1988. From 1990 to 1998 she was employed by Nations Bank where she served in various functions including Group leader. Since 1998 she has served as controller and chief financial officer of Global Airline Service, Inc. Ms. Thompson has attended the American Institute of Banking at Tampa College.

Matthew M. Gilleo. Mr. Gilleo is a self employed financial consultant and financial planner. From 1981 to 1996 Mr. Gilleo was employed by Paine Webber, Inc. where he worked in retail and institutional sales. Since 1996, Mr. Gilleo has been self employed as a financial consultant and financial planner. Mr. Gilleo has a B.A. degree from the University of Wisconsin and a Master Degree in Health and Physical Education from Winnona State University in Minnesota.

All directors are elected for a term of one year. All officers serve at the discretion of the Board of Directors.

                             Executive Compensation

The following table sets forth information concerning cash and non-cash compensation paid or accrued for service in all capacities to the Company during the year ended December 31, 2002 of each person who served as the Company's Chief Executive Officer during calendar year 2002. No other executive officers totaled annual salary and bonus exceeded $100,000 during the calendar year ended December 31, 2002 or for any of the two previous years.

                                                                                   Long-term
   Name & Principal          Annual Compensation                 Other             Compensation
       Position        Year       Salary        Bonus       (Auto Allowance)       Stock Options
       --------        ----       ------        -----       ----------------       -------------

   Harold J. Pareti    2002     $300,000          -                -                     -
                       2001     $250,000          -                -                     -
                       2000     $250,000          -                -                     -

We do not have employment contracts with any of our officers, directors or employees.

We reimburse our directors for expenses incurred in connection with attending board meetings but do not otherwise compensate our directors for serving in such capacities.

Board Committees

We do not presently maintain an audit committee or any other committee of our board of directors. Because we do not presently maintain an audit committee, we have no audit committee financial expert.

                 Certain Relationships and Related Transactions

Except as disclosed below, none of our officers, directors or substantial shareholders has any interests in any material transaction undertaken by the Company during the past two years. Nor are there any current relationships between the parties. However, Harold J. Pareti and Sharon L. Thompson are engaged to be married.

The property which is being leased to the Company also serves as the residence of our president and secretary /treasurer.


                            Description of Securities

Common Stock

The company is authorized to issue an unlimited number of shares of common stock, no par value per share. At October 1, 2003, there were 20,000,000 shares of common stock outstanding.

The holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock as such have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of shares having more than fifty percent (50%) of the votes for the election of directors can elect all of the directors.

Liquidation Rights. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Other Rights. Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares.

                                     Part II

       Market Price and Dividends on Registrant's Common Equity and Other
                              Shareholder Matters.

Although common shares of the company are traded, they are listed in the pink sheets and have only nominal trading activity. Following the effective date of Form 10-SB, the company hope to haves its shares quoted on the OTC:BB. As of October 22, 2003, the closing bid price of the common stock was $0.35. Our shares trade under the symbol "NWWIF".

There are no outstanding options or warrants to purchase, or securities convertible into, common shares of the company.

Of the 20,000,000 outstanding shares of the Company, 5,169,000 shares are freely tradeable and 14,831,000 were issued pursuant to exemptions from registration under the Securities Act of 1933 (the "Act"). All such shares constitute restricted securities as that turn is defined by Rule 144 of the Act and will bear appropriate legends restricting transferability.

Restricted securities may not be sold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Act. In general, under Rule 144 all persons (or persons whose shares are required to be aggregated) who have beneficially owned restricted shares for at lease one year and persons who are affiliates of the Company, would be entitled to sell in the open market within any three month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the then outstanding shares of the Company common stock; or (ii) the average weekly trading volume of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to manner of sale, notice requirements and availability of current public information about the Company. Persons who are not, and/or in the preceding three months have not been, affiliates of the company and who have held their restricted shares for at least two years are entitled to sell their shares under Rule 144 without regard to any of the foregoing provisions.

There are approximately 1,050 shareholders of the company's common stock, including those who hold their shares in street name.

The transfer agent for our common stock is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, telephone number (480) 481-3840.

                                 Dividend Policy

We have not paid dividends in the past and we intend to retain earnings, if any, and will not pay cash dividends in the foreseeable future. Any future determinations to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and such other factors as the board of directors may deem relevant.

                                Legal Proceeding

There are currently two lawsuits pending involving the Company.

1. Champion Tours & Events Inc. v. American Cruises and Charter, Inc. and Global Airline Services Inc. This is a lawsuit that was filed against the Company in March 2003 in the Circuit Court of Orange County Florida, alleging breach of contract for failure to provide charter services as required. The real dispute in this case is between, Champion Tours and American Cruises and Charters. The Company was not paid in full for the charter flights by American Cruises and Charter and therefore did not provide the charter flights. On October 3, 2003, the parties reached an agreement to dismiss this suit with each party paying its own costs and legal expenses.

2.   Sky Trek International Airlines v. Global Airline Services, Inc.
      This suit was originally filed in 2000 in Circuit Court of Broward County Florida by the Bankruptcy Trustee of Sky Trek seeking damages for breach of contract. The case has been ordered to mediation and is currently not active. The initial mediation discussions were of a payment by Global of $10,000 to $20,000.00

                                     Experts

The audited financial statemtents included in this registration statement to the extent and for the periods indicated in their reports have been audited by Wieseneck, Andres & Company, P.A. independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving such reports.

                  Changes in and Disagreements with Accountants

During our two most recent fiscal years and any subsequent interim period, there have been no disagreements with Weiseneck, Andres & Company P.A. on any matters of accounting principal or practices, financial statements disclosures or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Weiseneck, Andres & Company P.A. would have caused Weiseneck, Andres & Company P.A. to make reference to the subject matter of the disagreement(s) in connection with its report.

                     Recent Sales of Unregistered Securities

Within the past three years, the Company has issued securities to the following persons without registering the securities under the Securities Act of 1933.

                Date                No. of Shares        Title of Securities
1. On September 19, 2002, shares
issued upon incorporation - (504)        5,169,000            Common Stock
2. June 6, 2003                         25,000,000 (a)        Common Stock
3. October 1, 2003                      14,000,000 (b)        Common Stock

(a) Of this amount, 24,169,000 shares were cancelled on September 30, 2003.
(b) Issued for the acquisition of all of the issued and outstanding shares of Global Airlines Services, Inc.

All of the foregoing shares were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

                    Indemnification of Directors and Officers

The Company's Bylaws contain provisions which reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection.

         Such provisions are intended to increase the protection provided directors and, thus, increase the Company's ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, the Company does not maintain a liability insurance policy for the benefit of its directors. The Company believes that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risks of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies. The Company also believes that the increased risk of personal liability without adequate insurance or other indemnity protection for its directors could result in overcautious and less effective direction and management of the Company. Although no directors have resigned or have threatened to resign as a result of the Company's failure to provide insurance or other indemnity protection from liability, it is uncertain whether the Company's directors would continue to serve in such capacities if improved protection from liability were not provided.

         The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director, or for violations of the federal securities laws.

         The provisions regarding indemnification provide, in essence, that the Company will indemnify its directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (stockholder derivative actions). The provisions do not require a showing of good faith. Moreover, it does not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, the Company does not currently provide liability insurance for its directors, and there is no guarantee that the Company will provide such insurance to its directors in the near future.

         The provisions also eliminate or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

         The provisions diminish the rights of action previously available to shareholders. Under Ontario law they do so by eliminating a theory upon which most claims for damages against a director of the Company may be maintained by shareholders on their own behalf and on behalf of the Company and afford indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors liability insurance and because there is no assurance that the Company will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, the Company may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If the Company is forced to bear the costs for indemnification, the value of the Company stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-2. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. We are required to file annual, quarterly and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

         We intend to furnish each holder of our common stock annual reports containing audited financial statements and a report thereon by independent certified accountants. We will also furnish to each holder of our common stock such other reports as may be required by law.

                                    Part F/S
                         Global Airlines Services, Inc.
                          Index to Financial Statements

                                                                                 Page

December 31, 2002

Report of Independent Auditors                                                    F-2
Balance Sheets as of December 31, 2002 and
2001                                                                              F-3
Statements of Income for the years ended December 31, 2002 and 2001               F-4
Statement of Changes in Shareholders Equity for the years ended                   F-5
 December 31, 2002 and 2001
Statement of  Cash Flows for the years ended December 31, 2002 and 2001           F-6
Notes to Financial Statements                                                     F-8

September 30, 2003 (Unaudited)

Balance Sheet as of September 30, 2003                                            F-14
Statement of Income for the nine
months ended September 30, 2003 and 2002                                          F-15
Statement of Changes in
Shareholders Equity for the nine months ended September 30, 2003 and 2002         F-16
Statement of Cash Flows for the nine months ended September 30, 2003 and 2002     F-17

                                    Part III

                                    Exhibits

2.1      Exchange Agreement
3.1      Articles of Incorporation
3.2      Bylaws
23.1      Consent of Wiesenek and Andres & Co. P.A.
Form F-X


                             Description of Exhibits

a. The Exchange Agreement provides for the acquisition of 100% of Global Airline Services, Inc. in exchange for 14,000,000 shares of the Registrant's common stock and contains the normal representation and warranties.
b. The Company has no material contracts. All contracts are for single charters or for several charters over a relatively short time period.


                                   Signatures

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, Florida on the 23rd day of October, 2003.


                                                     NEW WAVE WINDMILLS, INC.


                                                     By: /s/  Harold J. Pareti
                                                     Harold J. Pareti
October 23, 2003                                     President



In accordance with the requirements of the Securities & Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the date indicated.


Signatures               Title                                  Date

/s/ Harold J. Pareti     President, Chairman, Chief Executive
--------------------
                         Officer and Director                   October 23, 2003

/s/ Sharon L. Thompson   Secretary/Treasurer, Chief Financial
----------------------   Officer and Director                   October 23, 2003

/s/ Matt Gilleo          Director                               October 23, 2003
---------------

                        WIESENECK, ANDRES & COMPANY, P.A.
                          Certified Public Accountants
                          772 U.S. Highway 1, Suite 100
                         North Palm Beach, Florida 33408
                                 (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                           FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida




                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Global Airline Services, Inc.
Ft. Lauderdale, Florida  33301

We have audited the accompanying balance sheets of Global Airline Services, Inc. (a Delaware corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Airline Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                               /s/ Wieseneck, Andres & Company, P.A.

September 5, 2003

                         GLOBAL AIRLINE SERVICES, INC.
                                 BALANCE SHEETS
                           December 31, 2002 and 2001

 ASSETS
                                                                            2002                 2001
                                                                           -------              -------

Current Assets
   Cash                                                                   $ 5,082             $ 13,304
   Loan receivable, net of $192,778 allowance for credit losses
     in 2001                                                                    -                    1
   Tax refund claim                                                        31,754                    -
   Deferred tax asset                                                      45,200              141,800
                                                                         ----------          ----------
     Total Current Assets                                                  82,036              155,105
                                                                         ----------          ----------
Property and Equipment, net of accumulated depreciation
   of $3,400 and $1,426                                                     2,621                3,215
                                                                         ----------          ----------
Other Assets
   Tax refund claim                                                             -               31,753
                                                                         ----------          ----------
        Total Assets                                                     $ 84,657            $ 190,073
                                                                        ===========          ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                      $ 48,840             $ 70,578
   Current income tax payable                                              12,860               36,860
   Loans payable stockholders                                             144,093              273,967
   Current portion of loans payable                                       229,783              320,657
   Current portion of notes payable                                         8,606               23,822
                                                                         ----------          ----------
     Total Current Liabilities                                            444,182              725,884
                                                                         ----------          ----------
Long-Term Debt, less current portion                                        6,881               15,488
                                                                         ----------          ----------
        Total Liabilities                                                 451,063              741,372
                                                                         ----------          ----------
Contingencies
Stockholders' Equity
   Common stock, no par value, 1,500 shares authorized,
      100 shares issued and outstanding                                       100                  100
   Paid in capital                                                        (68,400)             (68,400)
   Retained earnings (deficit)                                           (298,106)            (482,999)
                                                                         ----------          ----------
        Total Stockholders' Equity                                       (366,406)            (551,299)
                                                                         ----------          ----------
        Total Liabilities and Stockholders' Equity                       $ 84,657            $ 190,073
                                                                       ============          ===========

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         GLOBAL AIRLINE SERVICES, INC.
                              STATEMENTS OF INCOME
                 For The Years Ended December 31, 2002 and 2001


                                                               2002                 2001
                                                              -------              -------


Travel Fees                                                $ 4,762,144          $ 2,966,879
Cost of Revenue                                              4,021,986            2,474,344
                                                           ------------         ------------
     Gross Profit                                              740,158              492,535
                                                           ------------         ------------
General and Administrative
   Payroll and payroll benefits                                150,759              155,492
   Credit losses                                                     -              192,778
   Customer service                                             27,500               40,000
   Interest                                                     25,357               41,561
   Rent                                                         45,332               33,045
   Professional fees                                            48,667               37,000
   Other                                                       168,714              137,685
                                                           ------------         ------------
        Total General and Administrative                       466,329              637,561
                                                           ------------         ------------
Income (Loss) Before Other Income                              273,829             (145,026)
                                                           ------------         ------------
Other Income
   Interest income                                                   -                1,918
                                                           ------------         ------------
Income (Loss) Before Income Taxes                              273,829             (143,108)
   Income Taxes
     Current tax refund claim                                        -               31,551
     Deferred tax benefit                                          400              141,800
     Deferred taxes                                            (97,000)                   -
                                                           ------------         ------------
Income Before Extraordinary Item                               177,229               30,243
   Extraordinary item - gain from restructuring debt             7,664                    -
                                                           ------------         ------------
Net Income                                                   $ 184,893             $ 30,243
                                                           ============         ============
Basic and Diluted Earnings Per Share                           $ 1,849                $ 302
                                                           ============         ============


     See accompanying summary of accounting policies and notes to financial statements.

                         GLOBAL AIRLINE SERVICES, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 For The Years Ended December 31, 2002 and 2001


                                                                 Retained      Total Stockholders'
                                 Capital       Paid in           Earnings           Equity
                                  Stock        Capital          (Deficit)         (Deficit)

Balance at January 1, 2001       $ 100         (68,400)        $ (513,242)       $ (581,542)

    Net Income                                                     30,243            30,243
                                                                 ---------      ------------
Balance at December 31, 2001       100         (68,400)          (482,999)         (551,299)

    Net income                                                    184,893           184,893
                                                                 ----------     ------------
Balance at December 31, 2002     $ 100       $ (68,400)        $ (298,106)       $ (366,406)
                                 =======      ==========         ==========     ============

                         GLOBAL AIRLINE SERVICES, INC.
                            STATEMENTS OF CASH FLOWS
                 For The Years Ended December 31, 2002 and 2001


                                                                    2002                 2001
                                                                   ------               ------


Cash Flows from Operating Activities
   Cash received from customers                                 $ 4,762,144          $ 2,966,879
   Interest income                                                        -                1,715
   Cash paid to suppliers, employees and other providers
     of goods and services                                       (4,483,142)          (2,819,811)
   Interest paid                                                    (42,855)             (39,584)
   Income taxes paid                                                (24,000)             (10,639)
                                                                 -----------          -----------
     Net Cash Flows Provided by Operating Activities                212,147               98,560
Cash Flows From Investing Activities
   Purchase of equipment                                               (159)              (3,940)
                                                                 -----------          -----------
Cash Flows From Financing Activities
   Proceeds from new borrowings                                      40,500               54,000
   Repayment of notes and loans payable                            (115,337)             (16,473)
   Loans to related company                                               -             (225,779)
   Proceeds from related company                                          -               33,000
   Repayment of stockholder loans                                  (145,373)             (63,916)
                                                                 -----------          -----------
     Net Cash Flows Used by Financing Activities                   (220,210)            (219,168)
                                                                 -----------          -----------
Net Decrease in Cash                                                 (8,222)            (124,548)
Cash and Cash Equivalents at Beginning of Year                       13,304              137,852
                                                                 -----------          -----------
Cash and Cash Equivalents at End of Year                            $ 5,082             $ 13,304
                                                                   =========           ==========

Reconciliation of Net Income to Cash Flows Provided By
Operating Activities:


                                                                        2002                 2001
                                                                       ------               ------

Net Income                                                          $ 184,893             $ 30,243
Add items not requiring outlay of cash:
   Depreciation                                                         1,563                  813
   Credit losses                                                            -              192,778
Cash was increased by:
   Decrease in deposits                                                     -               52,250
   Decrease in deferred tax asset, net                                 96,600                    -
   Increase in accrued taxes payable                                        -                3,442
   Increase in accrued interest payable                                     -                3,227
Cash was decreased by:
   Increase in accrued interest receivable                                  -                 (203)
   Increase in tax refund claim                                             -              (31,550)
   Increase in deferred tax asset                                           -             (141,800)
   Decrease in accounts payable                                       (21,247)                   -
   Decrease in income taxes payable                                   (24,000)             (10,640)
   Decrease in accrued interest payable                               (25,662)                   -
                                                                     -----------          -----------
     Net Cash Provided by Operating Activities                      $  212,147             $ 98,560
                                                                     ==========           ==========
Supplemental Information - non-cash transactions
   Reduction of debt by the transfer
     of equipment from a related company                                $ 810                  $ -
   Acquisition of equipment, net of
     depreciation, from a related company                               $ 810                  $ -
   Reduction of debt through restructuring                            $ 7,664                  $ -


          See accompanying summary of accounting policies and notes to financial statements.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS


NOTE A - NATURE OF OPERATIONS

Global Airline Services, Inc. (the Company, Global) was incorporated in the State of Delaware on November 25, 1996. The Company contracts principally with colleges and universities throughout the United States to provide air transportation for their athletic teams to and from various events, and with travel agencies and tour companies that put tours together for large groups of people to various destinations. The Company arranges to provide the air transportation, fuel for flights, catering, airport operations, assistance at airports for baggage claims, and other customer services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Airline Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Recognition of Income Deposits for any travel arrangements received by the Company for any contracted tour are recorded as deferred revenue when received. Deposits are recognized as income along with the remaining contract proceeds when the flight occurs. When the company signs a contract for a tour, the Company must contract with an air carrier for the use of an airplane on that specific date. The deposits with the air carrier are also non-refundable, therefore, in accordance with the terms of the tour contract, all deposits are non-refundable. Deposits with the air carriers are recorded as a deferred expense until such time as the flight occurs. There were no deposits at December 31, 2002 or 2001.

Use of Estimates The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2002 or 2001.

The Company maintains its cash in bank demand accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Equipment and Depreciation The Company records its equipment at cost and uses the straight-line method of computing depreciation based upon estimated useful lives ranging from five to seven years. The Company uses the same depreciation methods and rates for both tax and financial reporting purposes.

Income Taxes The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax asset represents the future tax return consequences of a net operating loss carryover and temporary timing differences in recognizing bad debt expense for book and tax purposes.

Advertising Costs Advertising costs are charged to operations when incurred and totaled $2,725 and $2,030 for 2002 and 2001, respectively.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS


NOTE C - LOAN RECEIVABLE, ALLOWANCE FOR CREDIT LOSSES

In 2001,the Company loaned $226,600 to a related company that is also owned 100% by the majority stockholder of Global Airline. In 2001,Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding loan balance. Management established an allowance for credit losses in 2001 for monies loaned to the related corporation (see note L). The related company went out of business and filed its final income tax return as of December 31, 2002. The Company wrote off the loan receivable against the allowance for credit losses at December 31, 2002.

NOTE D- EQUIPMENT

Depreciation of furniture and equipment is provided using the straight-line method over their estimated useful life from five to seven years.

In accordance with Financial Accounting Standards Board Statements of Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is in effect for financial statements issued for fiscal years beginning after December 15, 2001, management has determined that its long-lived assets to be held and used are not impaired at December 31, 2001 and 2002. Depreciation expense included in the cost of revenues for the years ended December 31, 2001 and 2002 is $1,563 and $813, respectively.

NOTE E- INCOME TAXES

At December 31, 2001, the Company had a current federal income tax liability payable from 1998 in the amount of $36,860. In 2002, twelve monthly installments of $2,000 were paid to reduce the outstanding federal tax liability to $12,860.

The Company had a net operating loss (NOL) for federal income tax purposes in 2001 of $299,000. The Company carried $130,440 of the NOL back to 1997 and 1998 to recover $31,551 in income taxes paid plus accrued interest.

The Company has the following federal income tax NOL loss carryovers into 2003 to be utilized to offset future years income. The NOL's expire as follows:

    NOL Carryover          Expiring
----------------------    -----------
          $    89,926           2019
              169,030           2021
                1,171           2022
----------------------
          $   260,127
======================

A deferred tax asset derived from the net operating loss carry forward in the amount of $76,700 was computed at actual income tax rates. The Company recognized $76,300 of the deferred tax asset in 2001 and $400 in 2002. Management has determined that no valuation allowance was required.

A deferred tax asset was recorded in 2001 in the amount of $65,500 ($192,778 x 34%) for temporary differences in recognizing bad debt expense for book and tax purposes. The deferred tax asset reversed in 2002.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE F- NOTES AND LOANS PAYABLE

The Company was indebted to the following creditors at December 31, 2002 and 2001:


                                                                                          2002              2001
                                                                                      -------------     --------------


An annuity over the estimated life of the annuitant with monthly payments of
$1,250. The annuity was established in June 1999 for the purpose of acquiring outstanding "option shares" that allowed the holder to acquire 10% of the
Company. Interest was imputed at 9% and the annuity was initially estimated to expire on December 31, 2004 . In July 2002, management renegotiated the annuity buyout for three installments of $12,500, $10,000 and $7,500 payable on August
15, 2002, 2003 and 2004, respectively. Interest on the renegotiated note is imputed at 9%.
                                                                                           $ 15,486     $    39,308

The Company converted an accounts payable to a loan payable in June 1999. There is no written loan agreement. Interest is imputed at 5%. Payments of principal and interest are paid based upon the available cash flows of the Company.
Accrued interest payable included in the balances at 2002 and 2001 are $0 and
$2,165, respectively.
                                                                                            229,784         320,659
                                                                                      --------------    --------------

                          Total Notes and Loans Payable                                     245,270         359,967

                           Less Current Portions of Notes and Loans Payable               (238,389)       (344,479)
                                                                                      --------------    --------------

                           Net Notes Payable                                               $  6,881     $     5,488
                                                                                      ==============    ==============


NOTE G- LOANS PAYABLE STOCKHOLDERS

The loan payable to the majority stockholder is non-collateralized and due on demand. There is no written loan agreement. Interest is accrued monthly and imputed at the rate of 5.5%. All accrued interest has been paid through December
31, 2001
and 2002.                                                                                 $ 141,262        $ 223,470

A second stockholder loaned funds to the Company. The loan payable to the minority stockholder is non-collateralized and due on demand. There is no written loan agreement. Interest is accrued monthly and imputed at the rate of
6.9%. Accrued interest payable included in the balance at 2002 and 2001 is $16 and $497
respectively.                                                                                2,831           50,497
                                                                                      -------------     --------------

                                                               Total Loans From         $  144,093        $ 273,967
Stockholders
                                                                                      =============     ==============

NOTE H- OPERATING LEASE

The Company leases its office space which is located at the personal residence of the majority stockholder of the Company. No written lease agreement exists. Office rent expense for the years ended December 31, 2001 and 2002 is $33,045 and $45,332, respectively.

NOTE I- PAID IN CAPITAL, TREASURY STOCK

In 1999, the Company purchased outstanding "option shares" that allowed the option holders to acquire 20% of the issued and outstanding shares of the Company for $100. The detachable "option shares" were a part of a Convertible Debenture and Option Agreement dated March 17, 1997. The convertible debenture was issued in 1997 and paid in full in 1999.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE I- PAID IN CAPITAL, TREASURY STOCK (continued)

The detachable options were valued at $10,000, their estimated fair market value, at the date of issuance and recorded as paid in capital. The option holders provided written notice to the Company in 1999 of their intent to exercise the options. The Company purchased the outstanding options in 1999 for $78,400 prior to the issuance of the common stock. The Company recorded the acquisition of the options as treasury stock (reduction of paid-in-capital).

NOTE J- GAIN FROM RESTRUCTURING DEBT

The gain from restructuring debt income relates to the restructuring of the annuity that is described in note F. Management has determined that the gain from the debt restructuring meets the requirements of Accounting Principles Board Opinions No. 30 (APBO 30) "Reporting the Results of Operations, Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and, therefore, has recognized the gain as an extraordinary item in the statement of income.

NOTE K- EFFECTS OF INFLATION

Inflation has not had a material impact on the Company's financial results.

NOTE L- RELATED PARTY TRANSACTIONS

The Company leases its office space which is located in the home of the majority stockholder of the Company. No written lease agreement exists. Office rent for 2002 and 2001 was $45,332 and $33,045 respectively. See Note H.

In 2001,The Company loaned $226,600 to a related company that is also owned 100% by the majority stockholder of Global Airline. In 2001,Global received $33,000 in fees belonging to the related company and applied the fees to the outstanding loan balance. There was no written loan agreement and interest was not imputed on the outstanding loan balance. The related company also transferred its remaining equipment, net of accumulated depreciation of $411, in late 2002 to Global reducing the loan receivable by $810. Global paid an additional $145,600 in November and December 2001 for various costs relating to the maintenance and operation of an airplane owned by the related company. These costs were charged to cost of sales since Global utilized the airplane for its transportation needs in those months.

The Company utilized the related company's airplane through approximately June 2002 and charged $429,700 to cost of revenue for the maintenance and operations of the airplane during that period. There was no written agreement between the companies. See note C.

The Company paid the majority shareholder of the Company $79,374 in 2001 and $89,900 in 2002, as a partial reduction of the outstanding loan payable to stockholder. Of these two amounts, $15,457 and $7,693, respectively, were charged to interest expense and the remaining $63,917 and $82,207, respectively ,reduced principal. Interest on the loan was imputed 5.5%. See Note G.

The Company repaid a minority shareholder $65,500 in 2002 for funds loaned to the Company by the shareholder in 2001 and 2002. Of the $65,500, $2,334 was applied to interest expense and the remaining $63,166 reduced principal. Interest on the loan was imputed at 6.9%. See Note G.

NOTE M- CONTINGENCIES

In approximately the year 2000, a tour company filed suit for a claim of loss in a Texas court against the Company. The company obtained a judgment against Global in Tarrant County, Texas for approximately $190,000. The tour company subsequently filed two motions in Florida in an attempt to domesticate their judgment for purposes of execution. Both motions were denied by florida judges. The Company was not aware of any legal action against it until it was notified by the Florida Courts of the attempt to domesticate the judgment. An action was filed by the Company to contest the validity of the judgment, pursuant to Florida Statute 55.509. No further action has been taken by the Company.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE M- CONTINGENCIES (continued)

A suit was brought by a bankruptcy trustee in 2000 for flights operated by Skytrek on behalf of the Company in 1999. Skytrek is now in Chapter 7 liquidation. The matter has been moved from the court to mediation. There was one preliminary mediation discussion between the attorneys, but the matter has been continued by the Trustee two to three times. It is not active at this time. The mediation discussions at the outset centered around a $10,000 to $20,000 payment by Global.

NOTE N- SUBSEQUENT EVENTS

Champion Tours is an Orlando based tour company that contracted with American Tours and Charters in Tampa, Florida for two trips from Dallas to Orlando in March 2003. The Company had a contract with American Tours and Charters to provide the aircraft. There was a dispute between Champion and American and Global was not paid in full. Champion has sued American Tours and Charters, and the Company was joined for a refund of the $27,000 deposit. This matter is close to settlement. Management of the Company expects to settle the matter shortly for approximately $5,000.

NOTE O- RECENT ACCOUNTING PRONOUCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognization in financial statements. The Company adopted SAB 101 in its fiscal year beginning January 1, 2001. The adoption of SAB 101 had no impact to the operating results and financial position.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133", as amended by SFAS No. 138). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge criteria are met. The Company adopted SFAS No. 133 in its fiscal year beginning January 1, 2001. The adoption of SFAS No. 133 had no impact on the operating results and financial position, since the Company currently does not invest in derivative instruments or engage in hedging activities.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, among other things, eliminate the pooling of interests method of accounting for future acquisitions and require that goodwill no longer be amortized, but instead be subject to impairment testing at least annually. SFAS No. 142 must be adopted in fiscal years beginning after December 15, 2001 as of the beginning of the fiscal year. The Company adopted SFAS 141 and 142 in its fiscal year beginning January 1, 2002. The adoption of SFAS no 141 and 142 had no impact on the operating results and financial position of the Company.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No. 142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's financial statements as of the date of this report.

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement.

GLOBAL AIRLINE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE O- RECENT ACCOUNTING PRONOUCEMENTS (continued)

The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets, will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment of the disposal of long-lived asset.

An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 has no impact on the company's operating results of financial position.

                         GLOBAL AIRLINE SERVICES, INC.
                                 BALANCE SHEET
                               September 30, 2003
                                  (unaudited)

  ASSETS
Current Assets
   Cash                                                                    $ 233,720
   Tax refund claim                                                           31,754
   Deferred tax asset                                                         45,200
      Total Current Assets                                                   310,674
Property and Equipment, net of accumulated depreciation of $4,675              1,346
         Total Assets                                                      $ 312,020
                                                                           ==========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                         $ 34,191
   Income taxes payable
      Prior year                                                              10,860
      Current                                                                 59,000
   Loans payable stockholders                                                201,959
   Current portion of loans payable                                          234,440
   Current portion of notes payable                                           14,546
                                                                            ----------
      Total Current Liabilities                                              554,996
Contingencies
Stockholders' Equity
   Common stock, no par value, 1,500 shrares authorized,100
      shares issued and outstanding                                              100
   Paid in capital                                                           (68,400)
   Retained earnings (deficit)                                              (174,676)
                                                                           -----------
         Total Stockholders' Equity                                         (242,976)
                                                                           -----------
            Total Liabilities and Stockholders' Equity                     $ 312,020
                                                                           ===========


   See accompanying independent accountants' review report.

                         GLOBAL AIRLINE SERVICES, INC.
                              STATEMENTS OF INCOME
             For the Nine Months Ended September 30, 2003 and 2002
                                  (unaudited)


                                                              2003                  2002
                                                             ------                ------


Travel Fees                                               $ 2,443,272           $ 2,842,046
Cost of Revenue                                             1,978,801             2,111,113
                                                           -----------           -----------
        Gross Profit                                          464,471               730,933
General and Administrative
    Payroll and payroll benefits                               82,100               109,224
    Customer service                                                -                15,000
    Interest                                                   19,012                22,345
    Rent                                                       32,030                34,832
    Professional fees                                          25,561                34,296
    Other                                                     123,338               102,348
                                                             ---------             ---------

           Total General and Administrative                   282,041               318,045
                                                             ----------            ----------
Income Before Income Taxes                                    182,430               412,888
    Income taxes
        Current taxes                                         (59,000)               (1,200)
        Deferred taxes                                              -              (141,800)
                                                             ----------           -----------
Income Before Extraordinary Item                              123,430               269,888
    Extraordinary item-gain from restructuring debt                 -                 7,664
                                                             ----------           -----------
Net Income                                                  $ 123,430             $ 277,552
                                                             =========             =========
Basic and Diluted Earnings Per Share                          $ 1,234               $ 2,776
                                                             =========             =========


             See accompanying independent accountants' review report

                         GLOBAL AIRLINE SERVICES, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
    For the period from January 1, 2001 through September 30, 2002 and from
                   January 1, 2003 through September 30, 2003
                                  (unaudited)



                                                                            Retained          Total Stockholder's
                                        Capital           Paid in           Earnings          Equity
                                        Stock             Capital           (Deficit)        (Deficit)


Balance at January 1, 2001                  $ 100          $ (68,400)      $(513,242)        $ (581,542)
     Net income for 2001                                                      30,243             30,243
                                                                            ----------        -----------
Balance at December 31, 2001                  100            (68,400)       (482,999)          (551,299)
     Net income for the nine months
     ended September 30, 2002                                                277,552            277,552
                                                                            ----------        -----------
Balance at September 30, 2002               $ 100          $ (68,400)      $(205,447)        $ (273,747)
                                       ============         ==========    =============       ===========
Balance at January 1, 2003                  $ 100          $ (68,400)      $(298,106)        $ (366,406)
     Net income for the nine months
     ended September 30, 2003                   -                  -         123,430            123,430
                                                                            -----------       -----------
Balance at September 30, 2003               $ 100          $ (68,400)      $(174,676)        $ (242,976)
                                       ============        ===========    ==============      ============


                    See accompanying independent accountants' review report.

                         GLOBAL AIRLINE SERVICES, INC.
                            STATEMENT OF CASH FLOWS
             For the Nine Months Ended September 30, 2003 and 2002
                                  (Unaudited)

                                                                   2003               2002
                                                                  ------             ------


Cash received from customers                                  $ 2,443,272        $2,842,046
Interest income                                                         -                 -
Cash paid to suppliers, employees and other providers
     of goods and services                                     (2,255,204)       (2,449,245)
Interest paid                                                     (12,518)          (25,007)
Income taxes paid                                                  (2,000)          (20,000)
                                                               ------------     -------------
     Net Cash Flows Provided by Operating Activities              173,550           347,794
                                                               ------------     -------------
 Loan proceeds from stockholders                                  105,036            15,500
Repayment of stockholder loans                                    (47,928)         (134,701)
Repayment of loan and note payable                                 (2,020)         (101,766)
                                                               ------------     -------------
     Net Cash Flows Provided by Financing Activities               55,088          (220,967)
                                                               ------------     -------------
     Net Increase in Cash                                         228,638           126,827
     Cash and Cash Equivalents at Beginning of Year                 5,082            13,304
                                                               ------------     -------------
     Cash and Cash Equivalents at September 30, 2003 and 2002   $ 233,720         $ 140,131
                                                               ============     =============
     Reconciliation of Net to Cash Flows Provided by Operating
        Activities:                                             $ 123,430         $ 277,552
     Net Income                                                     1,275               960
     Add Items not requiring outlay of cash:                            -            (7,664)
Depreciation
Gain from restructuring debt                                                        141,800
                                                                    6,491                 -
Decrease in deferred tax asset                                     59,000             1,200
Increase in accrued interest payable
Increase in income taxes payable                                  (14,646)          (43,392)
                                                                        -            (2,662)
Decrease in accounts payable                                       (2,000)          (20,000)
                                                               ------------     -------------
Decrease in accrued interest payable
DecreNet CashaProvidedbby Operating Activities                  $ 173,550         $ 347,794
                                                                ==========         ==========


            See accompanying independent accountants' review report.